Exhibit 99.4

BT Group Selects NICE Performance Management, Driving Focus on
Employee Engagement

NICE Performance Management provides a view of personalized employee performance for over
22,000 agents

Hoboken, N.J., April 9, 2019 – NICE (Nasdaq: NICE) today announced that BT Group, a leading United Kingdom-based multinational communications company, has selected NICE Performance Management (NPM) to create a unified performance management system to drive employee engagement across its BT Consumer lines of business.

Serving the needs of customers in the UK and 180 countries worldwide, BT Group has previously invested in their customers and employees with NICE WFM, NICE Engage and NICE Nexidia Analytics. By adding NICE Performance Management, they are now able to bring together multiple sources of data to create a single source of truth. This enables directors, supervisors and agents to focus on what is required for reaching goals and drives performance through engaging coaching programs.

“BT is an industry leader that understands the impact their agents have on customer experience,” said John O’Hara, President, NICE EMEA. “NICE Performance Management will provide the tools for personalized performance insights and innovative coaching all while incorporating analytics, thereby, offering a tailored user experience and empowering each employee to take ownership of their performance. This will allow open communication between agents and supervisors, which strengthens relationships and lowers attrition rates.”

“We’re working to provide the best customer service in the UK, and through our experience in creating an outstanding service experience through EE with help from NICE Performance Management, we knew this was also the right path for BT,” said Simon Evatt, Director of Customer Service Technology and Analytics at BT. “Providing outstanding customer service is our top priority, and using the NICE Performance Management solution is one of the many ways we’re giving our people and teams the tools they need to provide the best possible service to our customers every day.”

Additionally, on April 17 at Interactions 2019, Stephen Turner, BT Group will present on “Creating a Single Version of Truth: Combining Multiple Technologies to Drive Operational and Business Improvement.”

For additional information on NICE Performance Management click here

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.